FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For September 14, 2020

Commission File Number:  001-33271

CELLCOM ISRAEL LTD.
10 Hagavish Street
Netanya, Israel 42140
________________________________________________
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not Applicable

This Report on Form 6-K is incorporated by reference into the registrant's Israeli prospectus, dated August 10, 2017.

CELLCOM ISRAEL LTD. ANNOUNCES APPOINTMENT OF CFO AND DIRECTORS

NETANYA, Israel, September 14, 2020 – Cellcom Israel Ltd. (NYSE: CEL) (the "Company") announced today the appointment of Mr. Shai Amsalem as the Company's CFO effective September 13, 2020 and Mr. Eran Shenar and Ms. Diana Elsztein -Dan as members of the Company's Board of Directors, effective September 14, 2020. Mr. Shenar was nominated to the board by the Company's employees, as per the February 2020 collective employment agreement.

Mr. Amsalem has served as CFO of Golan Telecom Ltd. since 2017 (and as of the completion of its acquisition of the Company, also as its replacement CEO). From 2012 to 2016 he served as CFO of Tiv Taam Group. From 2010 to 2012 he served as CFO of Rav-Bariach (08) Industries Ltd. and from 2006 to 2009 he served as CFO of Gibor Sport Active wear Ltd. Mr. Amsalem is a Certified Public Accountant and holds an M.B.A. with major in finance and a B.A. with major in accounting, both from the College of Management.

Mr. Shenar is the founder and co-owner of Best-Medical Center as of 2019 and of the Multidisciplinary Center of Gastroenterology since 2015 and has served as a business and financial consultant since 2010. From 2009 to 2011 Mr. Shenar served as a director and chairman of the finance committee of Sinopsis Ltd. and a partner in Altos Private Equity. From 2007 to 2009 he served as CEO of Katzir holding fund and as a director in various private companies. From 2003 to 2007 he served as the manager of the Strauss-Elite merger (2003) and Strategic control manager in Strauss-Elite Group and from 1998 – 2003 he served as a manager in the financial advisory division of Somech-Chaikin, KPMG. Mr. Shenar is a Certified Public Accountant and holds an M.B.A. with major in finance, strategy and entrepreneurship and a B.A. in economics and accounting, both from the Tel-Aviv University.

Ms. Diana Ingrid Elsztain –Dan has served as a director of Discount Investment Corporation Ltd. since December 2019 and as a director of IDB Development Corporation Ltd. since .2016 From 2016 to 2020, Ms. Elsztain -Dan served as director of Shufersal Ltd. and Shufersal Nadlan Ltd. Ms. Elsztain-Dan has served as an economist at Magen Eco-Energy Ltd. since 2014. From 2014 to 2016 she served as a cost accountant at Ginegar Plastic Products Ltd. and from 2000 to 2012 as a cost accountant at Polysack Plastic Industries Ltd. From 1996 to 2000 she served as an accounts manager at Polysack R.a.c.s Ltd and Chemada Fine Chemicals Ltd. Ms. Diana Elsztain –Dan holds an M.B.A. in Business Administration and Management from the UBA University, Argentina. Ms. Elsztain –Dan is the sister of Mr. Eduardo Elsztain, the Company's indirect controlling shareholder.

For additional details see the Company's annual report on Form 20-F dated March 23, 2020 under "Item 6. Directors, Senior Management and Employees" – A. Directors and Senior Management" and " – D. Employees" and the Company's most recent quarter report for the quarter ended June 30, 2020 on Form 6-K, filed on August 17, 2020, under "other developments during the second quarter of 2020 and subsequent to the end of the reporting period" and the Company's current report on Form 6-K dated May 20, 2020.

About Cellcom Israel

Cellcom Israel Ltd., established in 1994, is a leading Israeli communications group, providing a wide range of communications services. Cellcom Israel is the largest Israeli cellular provider, providing its approximately 2.734 million cellular subscribers (as at June 30, 2020) with a broad range of services including cellular telephony, roaming services for tourists in Israel and for its subscribers abroad, text and multimedia messaging, advanced cellular content and data services and other value-added services in the areas of music, video, mobile office etc., based on Cellcom Israel's technologically advanced infrastructure. The Company operates an LTE 4 generation network and an HSPA 3.5 Generation network enabling advanced high speed broadband multimedia services, in addition to GSM/GPRS/EDGE networks. Cellcom Israel offers Israel's broadest and largest customer service infrastructure including telephone customer service centers, retail stores, and service and sale centers, distributed nationwide. Cellcom Israel further provides OTT TV services, internet infrastructure and connectivity services and international calling services, as well as landline telephone services in Israel. Cellcom Israel's shares are traded both on the New York Stock Exchange (CEL) and the Tel Aviv Stock Exchange (CEL).

For additional information please visit the Company's website http://investors.cellcom.co.il.

Company Contact Elad Levy Investor Relations Manager investors@cellcom.co.il Tel: +972-52-998-4774	Investor Relations Contact Ehud Helft GK Investor & Public Relations cellcom@gkir.com Tel: +1 617 418 3096

CELLCOM
 Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CELLCOM ISRAEL LTD.

Date: For September 14, 2020	By:	/s/ Liat Menahemi Stadler
Name: Liat Menahemi Stadler
Title: VP Legal and Corporate Secretary